UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

T-Mobile US, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872590104

(CUSIP Number)

Dr. Axel Lützner

Vice President DT Legal

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

53113 Bonn, Germany

+49-228-181-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 872590104

1	NAME OF REPORTING PERSON Deutsche Telekom Holding B.V. IRS identification number not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 538,590,941
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 538,590,941
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,590,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 872590104

1	NAME OF REPORTING PERSON T-Mobile Global Holding GmbH IRS identification number: 98-0470438
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 538,590,941
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 538,590,941
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,590,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 872590104

1	NAME OF REPORTING PERSON T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 538,590,941
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 538,590,941
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,590,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 872590104

1	NAME OF REPORTING PERSON Deutsche Telekom AG IRS identification number not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER: 538,590,941
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 538,590,941
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,590,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 5 (this “Amendment No. 5”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on November 26, 2013, Amendment No. 2 to Schedule 13D filed with the Commission on January 15, 2014, Amendment No. 3 to Schedule 13D filed with the Commission on March 6, 2018 and Amendment No. 4 to Schedule 13D filed with the Commission on April 29, 2018 (as amended and supplemented, collectively, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 5 and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction

The information set forth in Item 6 of this Schedule 13D, including without limitation as to the rights and obligations of the Reporting Persons pursuant to the terms of the Amendment (as defined in Item 6 below), is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On July 26, 2019, T-Mobile, Deutsche Telekom, DT Holding and the other parties to the Business Combination Agreement (as defined below) entered into Amendment No. 1 (the “Amendment”) to the Business Combination Agreement (the “Business Combination Agreement”), dated as of April 29, 2018, by and among T-Mobile, Sprint Corporation (“Sprint”), Huron Merger Sub LLC, Superior Merger Sub Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., and for the limited purposes set forth therein, Deutsche Telekom, DT Holding and SoftBank Group Corp.

The Amendment extends the Outside Date (as defined in the Business Combination Agreement) to November 1, 2019, or, if the Marketing Period (as defined in the Business Combination Agreement) has started and is in effect at such date, then January 2, 2020. The Amendment also provides that the closing of the Merger Transactions (as defined in the Business Combination Agreement) will occur on the first business day of the first month (other than the third month of any calendar quarter) where such first business day is at least three business days following the satisfaction or waiver of all of the conditions to the closing of the Merger Transactions, or, if the Marketing Period has not ended at the time of such satisfaction or waiver, the closing shall occur on the earlier of (a) any date during or after the Marketing Period specified by T-Mobile (subject to the consent of Sprint to the extent such date falls after the Outside Date) or (b) the first business day of the first month (other than the third month of any calendar quarter) where such first business day is at least three business days following the final day of the Marketing Period. The Amendment also modifies the Business Combination Agreement so as to limit the actions the parties may be required to undertake or agree to in order to obtain any remaining governmental consents or avoid an action or proceeding by any governmental entity in connection with the Merger Transactions, recognizing the substantial undertakings already agreed to by the parties, including the transactions contemplated by that certain Asset Purchase Agreement, dated as of July 26, 2019, by and among T-Mobile, Sprint and DISH Network Corporation.

The foregoing description of the Amendment is not complete and is qualified in its entirety by reference to a copy of the Amendment, which is filed as Exhibit 41 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

41

Amendment No. 1, dated as of July 26, 2019, to the Business Combination Agreement, dated as of April 29, 2018, by and among T-Mobile US, Inc., Huron Merger Sub LLC, Superior Merger Sub Corporation, Sprint Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., and for the limited purposes set forth therein, Deutsche Telekom AG, Deutsche Telekom Holding B.V., and SoftBank Group Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 26, 2019)

42

Thirty-Fifth Supplemental Indenture, dated as of April 30, 2018, by and among T-Mobile USA, Inc., T-Mobile US, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, including the Form of 4.500% Senior Note due 2026-1 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 4, 2018)

43

Thirty-Sixth Supplemental Indenture, dated as of April 30, 2018, by and among T-Mobile USA, Inc., T-Mobile US, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, including the Form of 4.750% Senior Note due 2028-1 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 4, 2018)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2019

Deutsche Telekom AG

By:	/s/ Philipp Pohlmann

Name: Philipp Pohlmann Title: Senior Vice President DT Finance US&GD

By:	/s/ Dr. Ulrich Zwach

Name: Dr. Ulrich Zwach Title: Vice President DT Legal

T-Mobile Global Zwischenholding GmbH

By:	/s/ Dr. Christian Dorenkamp

Name: Dr. Christian Dorenkamp Title: Managing Director

By:	/s/ Roman Zitz

Name: Roman Zitz Title: Managing Director

T-Mobile Global Holding GmbH

By:	/s/ Franco Musone Crispino

Name: Franco Musone Crispino Title: Managing Director

By:	/s/ Dr. Uli Kuehbacher

Name: Dr. Uli Kuehbacher Title: Managing Director

Deutsche Telekom Holding B.V.

By:	/s/ Dr. Frans Roose

Name: Frans Roose Title: Managing Director

By:	/s/ Ton Zijlstra

Name: Ton Zijlstra Title: Managing Director

SCHEDULE A-1

Schedule A-1 is amended and restated as follows:

Directors and Executive Officers of T-Mobile Global Holding GmbH

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of T-Mobile Global Holding GmbH. Unless otherwise noted, each of the persons listed below is principally employed by T-Mobile Global Holding GmbH and is a citizen of the Federal Republic of Germany.

Board of Management

Name	Business Address	Present Principal Occupation

Franco Musone Crispino	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	VP Financial Controlling GHS, Deutsche Telekom AG

Michaela Klitsch	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Exec. Programm Manager STI Operations, Deutsche Telekom AG

Dr. Uli Kuehbacher	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Vice President, DT Legal, Deutsche Telekom AG

Dr. Frank Schmidt	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	VP Public Affairs Municipalities at GPRA, Deutsche Telekom AG

SCHEDULE A-2

Schedule A-2 is amended and restated as follows:

Directors and Executive Officers of T-Mobile Global Zwischenholding GmbH

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of T-Mobile Global Zwischenholding GmbH. Unless otherwise noted, each of the persons listed below is principally employed by T-Mobile Global Zwischenholding GmbH and is a citizen of the Federal Republic of Germany.

Board of Management

Name	Business Address	Present Principal Occupation

Helmut Becker	Innere Kanalstr. 98, Köln, Germany 50672	Senior Vice President General Accounting, Deutsche Telekom Services Europe AG

Dr. Christian Dorenkamp	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Senior Vice President Group Tax, Deutsche Telekom AG

Roman Zitz	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Head of Legal Services International Subsidiaries, Deutsche Telekom AG

SCHEDULE A-3

Directors and Executive Officers of Deutsche Telekom AG

Schedule A-3 is amended and restated as follows:

The following tables I and II set forth the names, business addresses and present principal occupation of each director and executive officer of Deutsche Telekom AG. Unless otherwise noted, each of the persons listed below is principally employed by Deutsche Telekom AG and is a citizen of the Federal Republic of Germany.

I.	Board of Management

Name	Business Address	Present Principal Occupation

Timotheus Höttges	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Board

Adel Al-Saleh *†	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for T-Systems

Birgit Bohle	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Human Resources and Labor

Srini Gopalan †	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Europe

Christian P. Illek	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Finance (CFO)

Thomas Kremer	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Data Privacy, Legal Affairs and Compliance

Thorsten Langheim	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for USA and Group Development

Claudia Nemat	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Technology and Innovation

Dirk Wössner	Landgrabenweg 151, Bonn, Germany 53227	Board Member for Germany

* = citizen of the United States

† = citizen of the United Kingdom

II.	Supervisory Board

Name	Business Address	Present Principal Occupation
Josef Bednarski	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Group Works Council Deutsche Telekom AG, Bonn

Rolf Bösinger	Wilhelmstrasse 97, Berlin, Germany 10117	State Secretary, Federal Ministry of Finance, Berlin

Günter Bräunig	Palmengartenstrasse 5-9, Frankfurt am Main, Germany 60325	CEO KfW

Odysseus D. Chatzidis *	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the European Works Council of Deutsche Telekom AG, Bonn

Constantin Greve	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Works Council of Deutsche Telekom AG, Bonn

Lars Hinrichs	Badestraße 2, Hamburg, Germany 20148	CEO Cinco Capital GmbH, Hamburg

Helga Jung	Königinstrasse 28, Munich, Germany 80802	Member of the Board of Management of Allianz SE, Munich

Prof. Dr. Michael Kaschke	Carl-Zeiss-Strasse 22, Oberkochen, Germany 73447	CEO & President Carl Zeiss AG, Oberkochen

Nicole Koch	Landgrabenweg 147, Bonn, Germany 53227	Chairwoman of the Works Council at Deutsche Telekom Privatkunden-Vertrieb GmbH, Bonn

Dagmar P. Kollmann †	Grinzinger Allee 50, Vienna, Austria 1190	Entrepreneur and member of several supervisory and advisory boards

Petra Steffi Kreusel	Hahnstrasse 43d, Frankfurt am Main, Germany 60528	Senior Vice President, Customer & Public Relations at T-Systems International GmbH, Frankfurt am Main

Harald Krüger	Petuelring 130, München, Germany 80788	Chairman of the Management Board of Bayerische Motoren Werke Aktiengesellschaft, Munich

Ulrich Lehner	Henkelstraße 67, Düsseldorf, Germany 40589	Member of the Shareholders’ Committee of Henkel AG & Co. KGaA, Düsseldorf; Chairman of the Supervisory Board Deutsche Telekom AG

Frank Sauerland	Paula-Thiede-Ufer 10, Berlin, Germany 10179	Head of Committee, Collective Bargaining Policy, TC /IT National Committee at the ver.di National Executive Board, Berlin

Lothar Schröder	Paula-Thiede-Ufer 10, Berlin, Germany 10179	Member of the ver.di National Executive Board, Berlin; Deputy Chairman of the Supervisory Board Deutsche Telekom AG

Name	Business Address	Present Principal Occupation
Nicole Seelemann-Wandtke	Kronshagener Weg 105, Kiel, Germany 24116	Deputy Chairwoman of the Works Council of the Consumer unit at Telekom Deutschland GmbH, Bonn

Sibylle Spoo	Paula-Thiede-Ufer 10, Berlin, Germany 10179	Lawyer, Trade Union Secretary at the ver.di Federal Administration, Berlin

Karl-Heinz Streibich	Zimmerweg 15, Frankfurt, Germany 60325	President acatech – Deutsche Akademie der Technikwissenschaften, Berlin

Margret Suckale	Am Rathenaupark 1, Hamburg, Germany 22763	Member of Supervisory Board of Heidelberg Cement AG

Karin Topel	Querstraße 1, Leipzig, Germany 04103	Chairwoman of the Works Council at Deutsche Telekom Technik GmbH, Bonn, Technical Branch Office, Eastern District

* = citizen of Greece

† = citizen of Austria

SCHEDULE A-4

Directors and Executive Officers of Deutsche Telekom Holding B.V.

Schedule A-4 is amended and restated as follows:

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of Deutsche Telekom Holding B.V. Unless otherwise noted, each of the persons listed below is a citizen of the Federal Republic of Germany.

Name	Business Address	Present Principal Occupation
Dr. Raphael Kübler	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

Frans Roose *	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

Ton Zijlstra *	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

Roman Zitz	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

* = citizen of the Netherlands